

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Berke Bakay
Chief Executive Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, AZ 85251

> **Re: Kona Grill, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 16, 2014**
> **File No. 333-196039**

Dear Mr. Bakay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 12

1. Since this is an immediate offering of the company's stock, revise this section to state the principal uses of the proceeds of the offering more specifically, and disclose the approximate amounts you intend to use for each purpose. See Item 504 of Regulation S-K.

Selling Stockholders, page 14

2. Please revise this section to indicate that the selling stockholders may be deemed to be underwriters.

3. Tell us, with a view towards disclosure, whether BBS Capital Fund or Kona MN LLC is a broker dealer or a broker dealer affiliate. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any

Berke Bakay
Kona Grill, Inc.
June 10, 2014

agreements or understandings, directly or indirectly, with any person to distribute the securities. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Griffith at 202-551-3267, or me at 202-551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Alan M. Gilbert, Esq.
        Maslon Edelman Borman & Brand, LLP